               SOUTHERN OHIO COAL COMPANY
           QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 21178
     BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995


                        CONTENTS

                                                                   Page
     Statements of Income:
       Total Company                                                  1

       Meigs Division                                                 2

       Martinka Division                                              3

     Balance Sheets                                                 4-5

     Statements of Retained Earnings                                  6

     Statements of Cost of Commercial Coal Sold and Shipped           7

     Analysis of Operating Reserves and Deferred Credits              8

     Information Concerning Capital Improvements                      9

     Analysis of Mining Plant in Service                             10

     Information Concerning Operations                               11

     Statements of Cost of Operation                                 12

     Construction Expenditure Budget - 1996                          13

                        SOUTHERN OHIO COAL COMPANY
                               TOTAL COMPANY
                           STATEMENTS OF INCOME
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)
                                                                               Three
                                                                               Months
                                                 Month Ended                   Ended
                                   October 31,  November 30,  December 31,  December 31,
                                       1995         1995          1995         1995
                                                   (in thousands)
OPERATING REVENUES -
  Sales to Parent . . . . . . . .    $18,659      $20,942        $14,548      $54,149

COST OF OPERATION . . . . . . . .     16,836       17,707         13,506       48,049

OPERATING INCOME. . . . . . . . .      1,823        3,235          1,042        6,100

INTEREST CHARGES. . . . . . . . .        493          493            500        1,486

OPERATING INCOME BEFORE FEDERAL
  INCOME TAXES. . . . . . . . . .      1,330        2,742            542        4,614

FEDERAL INCOME TAX EXPENSE
  (CREDIT) ON OPERATIONS. . . . .        516        1,107           (157)       1,466

NET INCOME FROM OPERATIONS. . . .        814        1,635            699        3,148

NONOPERATING INCOME (LOSS). . . .         50         (771)           166         (555)

NET INCOME. . . . . . . . . . . .    $   864      $   864        $   865      $ 2,593


The common stock of the Company is
wholly owned by Ohio Power Company.

                        SOUTHERN OHIO COAL COMPANY
                              MEIGS DIVISION
                           STATEMENTS OF INCOME
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)
                                                                               Three
                                                                               Months
                                                 Month Ended                   Ended
                                   October 31,  November 30,  December 31,  December 31,
                                      1995          1995          1995          1995
                                                   (in thousands)
OPERATING REVENUES -
  Sales to Parent . . . . . . . .   $18,659       $20,942        $14,548      $54,149

COST OF OPERATION (including
  Depreciation, Depletion and
  Amortization of Mining Plant of
  $1,341,000 in October, $1,376,000
  in November and $1,329,000
  in December). . . . . . . . . .    16,836        17,707         13,506       48,049

OPERATING INCOME. . . . . . . . .     1,823         3,235          1,042        6,100

NONOPERATING INCOME (LOSS). . . .         9          (812)           125         (678)

INCOME BEFORE INTEREST CHARGES. .     1,832         2,423          1,167        5,422

INTEREST CHARGES. . . . . . . . .       452           452            459        1,363

INCOME BEFORE FEDERAL
  INCOME TAXES. . . . . . . . . .     1,380         1,971            708        4,059

FEDERAL INCOME TAX EXPENSE
 (CREDIT) ON OPERATIONS . . . . .       516         1,107           (157)       1,466

MEIGS NET INCOME. . . . . . . . .   $   864       $   864        $   865      $ 2,593

                        SOUTHERN OHIO COAL COMPANY
                             MARTINKA DIVISION
                            STATEMENT OF INCOME
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)
                                                                                Three
                                                                                Months
                                                  Month Ended                   Ended
                                    October 31,  November 30,  December 31,  December 31,
                                       1995          1995          1995          1995
                                                    (in thousands)
NONOPERATING INCOME AND DEDUCTIONS:
Nonoperating Income -
  Interest Income . . . . . . . . .   $ 334          $294         $  299        $  927

Nonoperating Deductions:
  Shutdown Costs. . . . . . . . . .     493           334            391         1,218
  Tax Credits . . . . . . . . . . .    (200)          (81)          (133)         (414)

Net Nonoperating Income . . . . . .      41            41             41           123

Interest Charges. . . . . . . . . .      41            41             41           123

MARTINKA NET INCOME . . . . . . . .   $ -            $ -          $ -           $ -

                        SOUTHERN OHIO COAL COMPANY
                              BALANCE SHEETS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)
                                                October 31, November 30,  December 31,
                                                    1995        1995          1995
                                                           (in thousands)

ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . . $373,268     $370,856      $368,360
  Construction Work in Progress . . . . . . . . .      263          287           634
          Total Mining Plant  . . . . . . . . . .  373,531      371,143       368,994
  Accumulated Depreciation and Amortization . . .  183,019      183,003       182,448

          NET MINING PLANT. . . . . . . . . . . .  190,512      188,140       186,546

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .   64,672       64,945        63,790

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .   11,706       23,431        26,535
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .    3,778        4,415         4,002
    Insurance . . . . . . . . . . . . . . . . . .   13,079       13,079        13,079
    Affiliated Companies. . . . . . . . . . . . .   11,499       11,146         4,649
  Coal. . . . . . . . . . . . . . . . . . . . . .    1,216          856         2,044
  Materials and Supplies. . . . . . . . . . . . .    9,514        9,480        10,800
  Other . . . . . . . . . . . . . . . . . . . . .    2,530        2,077         1,571

          TOTAL CURRENT ASSETS. . . . . . . . . .   53,322       64,484        62,680

REGULATORY ASSETS . . . . . . . . . . . . . . . .   76,751       72,072        69,598

DEFERRED CHARGES. . . . . . . . . . . . . . . . .    4,169        4,913         4,345

            TOTAL . . . . . . . . . . . . . . . . $389,426     $394,554      $386,959

                        SOUTHERN OHIO COAL COMPANY
                              BALANCE SHEETS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)

                                                 October 31, November 30,  December 31,
                                                     1995        1995          1995
                                                            (in thousands)

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares . . $      5    $      5      $      5
  Premium on Common Stock . . . . . . . . . . . .    9,996       9,996         9,996
  Other Paid-in Capital . . . . . . . . . . . . .  102,693     102,693       102,693
  Retained Earnings . . . . . . . . . . . . . . .   24,063      24,927        23,199

          TOTAL SHAREHOLDER'S EQUITY. . . . . . .  136,757     137,621       135,893

LONG-TERM DEBT - Notes Payable. . . . . . . . . .   81,681      81,681        81,681

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . .   23,797      23,651        23,111
  Operating Reserves. . . . . . . . . . . . . . .   38,039      38,500        38,924

          TOTAL OTHER NONCURRENT LIABILITIES. . .   61,836      62,151        62,035

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . .    8,319       8,319         8,319
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .    5,480       8,094         7,800
    Affiliated Companies. . . . . . . . . . . . .    1,516       1,507         1,523
  Taxes Accrued . . . . . . . . . . . . . . . . .    1,161       1,744           406
  Interest Accrued. . . . . . . . . . . . . . . .    1,318       1,806         2,065
  Accrued Vacation Pay. . . . . . . . . . . . . .    3,221       2,976         2,728
  Workers' Compensation Claims. . . . . . . . . .    9,545       9,380         9,360
  Obligations Under Capital Leases. . . . . . . .   11,182      11,034        10,816
  Other . . . . . . . . . . . . . . . . . . . . .    3,749       5,003         3,348

          TOTAL CURRENT LIABILITIES . . . . . . .   45,491      49,863        46,365

DEFERRED CREDITS. . . . . . . . . . . . . . . . .   63,661      63,238        60,985

            TOTAL . . . . . . . . . . . . . . . . $389,426    $394,554      $386,959

                        SOUTHERN OHIO COAL COMPANY
                      STATEMENTS OF RETAINED EARNINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)

                                                                              Three
                                                                              Months
                                                 Month Ended                  Ended
                                   October 31,  November 30,  December 31, December 31,
                                       1995         1995          1995         1995
                                                   (in thousands)
BALANCE AT BEGINNING OF PERIOD. .    $23,199      $24,063        $24,927      $23,199

NET INCOME. . . . . . . . . . . .        864          864            865        2,593

CASH DIVIDENDS DECLARED . . . . .       -            -             2,593        2,593

BALANCE AT END OF PERIOD. . . . .    $24,063      $24,927        $23,199      $23,199

                        SOUTHERN OHIO COAL COMPANY
          STATEMENTS OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                                                          October       November      December
                                                                           1995           1995          1995
                                                                            (in thousands, except as noted)
I. Calculation of Cost-of-Capital Compensation:
     A. Investment at Beginning of Month:
          Common Stock. . . . . . . . . . . . . . . . . . . . . . . .     $      5      $      5      $      5
          Premium on Common Stock . . . . . . . . . . . . . . . . . .        9,996         9,996         9,996
          Other Paid-in Capital (excluding item D and item G) . . . .       55,233        55,233        55,233
                                                                            65,234        65,234        65,234
     B. Rate of Return Allowable per HCAR Nos. 20515 and
          21008: 12.11% per annum, 1.0092% per month. . . . . . . . .      .010092       .010092       .010092

     C. Earnings Allowable: (re investment in item A)
          1. Current Month. . . . . . . . . . . . . . . . . . . . . .     $    658      $    658      $    658
          2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . .     $  6,580      $  7,238      $  7,896

     D. Equity Investment for the months of June 1981,
          December 1981 and September 1982. . . . . . . . . . . . . .     $ 26,240      $ 26,240      $ 26,240

     E. Rate of Return Allowable per HCAR Nos. 21008, 21537,
          22129 and 22401: 12.04% per annum, 1.0033% per month. . . .      .010033       .010033       .010033

     F. Earnings Allowable: (re investment in item D)
         1. Current Month . . . . . . . . . . . . . . . . . . . . . .     $    264      $    264      $    264
         2. Year-to-Date. . . . . . . . . . . . . . . . . . . . . . .     $  2,640      $  2,904      $  3,168

     G. Equity Investment for the months of March 1982,
         June 1982 and December 1982. . . . . . . . . . . . . . . . .     $ 21,220      $ 21,220      $ 21,220

     H. Rate of Return Allowable per HCAR Nos. 21008, 21537,
         22129 and 22401: 13.58% per annum, 1.1317% per month . . . .      .011317       .011317       .011317

     I. Earnings Allowable: (re investment in item G)
         1. Current Month . . . . . . . . . . . . . . . . . . . . . .     $    240      $    240      $    240
         2. Year-to-Date. . . . . . . . . . . . . . . . . . . . . . .     $  2,400      $  2,640      $  2,880

     J. Total Earnings Allowable:(a)
         1. Current Month (C.1. + F.1. + I.1.). . . . . . . . . . . .     $  1,162      $  1,162      $  1,162
         2. Year-to-Date (C.2. + F.2. + I.2.) . . . . . . . . . . . .     $ 11,620      $ 12,782      $ 13,944

     K. Net Income per Statements of Income - Meigs Division (a). . .     $    864      $    864      $    865
         Add: Interest Charges - Meigs. . . . . . . . . . . . . . . .          452           452           459
         Less: Nonoperating Income (Loss) - Meigs . . . . . . . . . .            9          (812)          125

     L. Applied Cost-of-Capital Billing Adder - Meigs Division:
         1. Current Month . . . . . . . . . . . . . . . . . . . . . .     $  1,307      $  2,128      $  1,199
         2. Year-to-Date. . . . . . . . . . . . . . . . . . . . . . .     $ 12,814      $ 14,942      $ 16,141

II.  Monthly Coal Billing Calculation - Meigs Division:
     A. Total Operating Expenses (b). . . . . . . . . . . . . . . . .     $ 17,352      $ 18,814      $ 13,349

     B. Add: Monthly Cost-of-Capital Billing Adder as Applied
          per L. 1. of Section I. . . . . . . . . . . . . . . . . . .        1,307         2,128         1,199

     C. Cost Applicable to Current Month Coal Billings (c). . . . . .     $ 18,659      $ 20,942      $ 14,548

     D. Coal Sold and Shipped in Current Month (in tons)(c) . . . . .      484,062       557,285       477,641

     E. Average Price per Ton (in dollars) (C/D)(c) . . . . . . . . .       $38.55        $37.58        $30.46
(a) The Company sold its Martinka mining division and most of the Martinka related coal reserves to an unaffiliated company.
    No return on equity investment  associated with these operations has been billed since  the division ceased  mining coal effective  July 1, 1992.  All results  associated  with  the  Martinka  division  since  then  are billed to  the Parent
    Company, Ohio Power Company, eliminating any earnings effect to the Company.
(b) As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
(c) Sales were to the Parent Company - Ohio Power Company for the Gavin Plant.

                        SOUTHERN OHIO COAL COMPANY
            ANALYSIS OF OPERATING RESERVES AND DEFERRED CREDITS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                               October 31,  November 30,  December 31,
                                                   1995         1995          1995
                                                           (in thousands)
Operating Reserves:
  Accrued Pensions. . . . . . . . . . . . . . .  $ 3,839       $ 3,861       $ 3,882
  Accrued Postretirement Benefits
    Other Than Pensions . . . . . . . . . . . .   19,772        20,273        20,845
  Workers' Compensation . . . . . . . . . . . .    9,302         9,235         9,066
  Postemployment Benefits . . . . . . . . . . .    4,649         4,649         4,649
  Public Liability Insurance. . . . . . . . . .      177           182           182
  Tunnel Settlement . . . . . . . . . . . . . .      300           300           300

          Total Operating Reserves. . . . . . .  $38,039       $38,500       $38,924

Deferred Credits:
  Income Taxes. . . . . . . . . . . . . . . . .  $62,465       $61,860       $59,746
  Postemployment Benefits . . . . . . . . . . .    1,161         1,150         1,139
  Other . . . . . . . . . . . . . . . . . . . .       35           228           100

          Total Deferred Credits. . . . . . . .  $63,661       $63,238       $60,985

                    SOUTHERN OHIO COAL COMPANY
           INFORMATION CONCERNING CAPITAL IMPROVEMENTS
             FOR THE QUARTER ENDED DECEMBER 31, 1995

     There were no significant changes with regard to the Company s mining plant during the quarter.

                        SOUTHERN OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                      October 31, 1995               November 30, 1995                December 31, 1995
                                                      Net                             Net                             Net
                                Gross  Accumulated  Carrying    Gross  Accumulated  Carrying    Gross  Accumulated  Carrying
                                Cost    Provisions   Amount     Cost    Provisions   Amount     Cost    Provisions   Amount
                                                                      (in thousands)

          Description
Surface Lands. . . . . . . . .  $  7,409  $   -     $  7,409    $  7,386  $   -      $  7,386   $  7,386  $   -     $  7,386

Mining Structures
  and Equipment. . . . . . . .   227,549   134,494    93,055     225,197   133,868     91,329    222,737   132,732    90,005

Coal Interests
  (net of depletion) . . . . .     4,161      -        4,161       4,124      -         4,124      4,088      -        4,088

Mine Development Costs . . . .   134,149    48,525    85,624     134,149    49,135     85,014    134,149    49,716    84,433

    Total Mining Plant in
      Service. . . . . . . . .  $373,268  $183,019  $190,249    $370,856  $183,003   $187,853   $368,360  $182,448  $185,912
/TABLE

                    SOUTHERN OHIO COAL COMPANY
                INFORMATION CONCERNING OPERATIONS
             FOR THE QUARTER ENDED DECEMBER 31, 1995


     There were no signficant changes with regard to the Company s operations during the quarter.

                        SOUTHERN OHIO COAL COMPANY
                      STATEMENTS OF COST OF OPERATION
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                                                                  Three
                                                                                  Months
                                                  October   November  December    Ended
                                                    1995      1995      1995     12/31/95
                                                              (in thousands)
Direct Labor-UMW* . . . . . . . . . . . . . . . . $   424   $   448    $   411   $ 1,283
Indirect Labor-UMW* . . . . . . . . . . . . . . .   1,516     1,390      1,322     4,228
Benefits-UMW* . . . . . . . . . . . . . . . . . .   1,865     1,321      1,820     5,006
Salaries and Benefits-Nonunion. . . . . . . . . .   1,481     1,362      1,518     4,361
Operating Supplies. . . . . . . . . . . . . . . .   1,058     1,125        906     3,089
Repair Parts and Materials. . . . . . . . . . . .   1,520     1,052       (385)    2,187
Electricity and Other Utilities . . . . . . . . .     583       629        609     1,821
Outside Services-Maintenance, Haulage
  and Reclamation . . . . . . . . . . . . . . . .     956     1,294      1,272     3,522
Taxes Other Than Income Taxes** . . . . . . . . .     775       494        594     1,863
Rental of Equipment . . . . . . . . . . . . . . .   1,370     1,372      1,363     4,105
Depreciation, Depletion and Amortization. . . . .   1,341     1,376      1,329     4,046
Mining Cost Normalization***. . . . . . . . . . .   3,513     3,759      2,547     9,819
Other Production Costs. . . . . . . . . . . . . .   1,424     1,725      1,388     4,537

Subtotal. . . . . . . . . . . . . . . . . . . . .  17,826    17,347     14,694    49,867

Transfers of Production Costs (to)/from
  Coal Inventory. . . . . . . . . . . . . . . . .    (990)      360     (1,188)   (1,818)

          Total . . . . . . . . . . . . . . . . . $16,836   $17,707    $13,506   $48,049


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.
*** Represents  the  deferral/accrual  required to  establish a  selling  price  based on forecasted  results  for  the  remainder of  the  year.  The amount  of  mining  cost normalization is  established on an "overall" company  basis (i.e., not itemized) and is eliminated by year-end.

                    SOUTHERN OHIO COAL COMPANY
              CONSTRUCTION EXPENDITURE BUDGET - 1996
Description                                              Budgeted Amount*
                                                          (in thousands)
Preparation Plant Computer System
 and Purchase of Mineral Rights                                 $374

Mine Plant and Subsidence Blankets                               403

   Total                                                        $777
* This budget does not include any possible lease transactions.